

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2023

Spencer Collins
Chief Legal Officer
Arm Holdings plc
110 Fulbourn Road
Cambridge CB1 9NJ
United Kingdom

> **Re: Arm Holdings plc**
> **Amendment No. 2 to**
> **Registration Statement on Form F-1**
> **Filed September 5, 2023**
> **File No. 333-274120**

Dear Spencer Collins:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form F-1 filed September 5, 2023

Part II
Information Not Required in Prospectus
Item 8. Exhibits and Financial Statement Schedules
Exhibit 5.1 - Opinion of Morrison & Foerster (UK) LLP, page II-2

1.   We note the statement that the opinion relates to the sale of American Depositary Shares. Please have counsel provide a revised opinion that states the number of shares to be offered, including the underwriters' overallotment amount. Further, please remove assumption 5.9. Counsel may not assume that the registrant is not in bankruptcy. Finally, please revise to expressly consent to the reference to the counsel's firm under the caption

   "Legal Matters" in the prospectus. Refer to Sections II.A.1. and II.B.3.a of Staff Legal Bulletin No. 19.

   You may contact Heather Clark at 202-551-3624 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any other questions.

         Sincerely,

         Division of Corporation Finance
         Office of Manufacturing

cc: Justin Salon